Exhibit 99.2

NICE Recognized as Worldwide Leader of Contact Center Workforce
Optimization Market by Analyst Firm DMG Consulting

Ra’anana, Israel, July 11, 2011, NICE Systems Ltd. (NASDAQ: NICE), today announced that it has been recognized as the worldwide leader in contact center workforce optimization in the new “2011 Quality Management/Liability Recording (Workforce Optimization) Market Share Report,” by DMG Consulting LLC, a leading analyst firm. According to the report NICE leads the Contact Center Workforce Optimization market with a 36.4% market share, up 3.1% from 2009. The report addresses and analyzes the 2010 revenues and market share of the approximately 45 vendors worldwide who offer a suite of products that includes call recording and quality assurance. These vendors also offer a selection of other workforce optimization-related applications including some combination of performance management, speech analytics, surveying, workforce management, coaching, eLearning and desktop analytics.

According to DMG Consulting President, Donna Fluss, “2010 was a good year, in general, for vendors who sell Workforce Optimization (WFO) products. WFO market performance was strong despite the lingering effects of the worldwide recession, with a healthy growth rate of 9% between 2009 and 2010 for the contact center segment of the market. NICE realized the largest dollar increase among the contact center WFO vendors, a 19.3% between 2009 and 2010.  The outlook for the WFO market in 2011 and 2012 is strong.”

Udi Ziv, President of the Enterprise Group at NICE said, “We at NICE, are happy to have been recognized once again for our market leadership. This reflects the market recognition and increasing adoption of the unique value-add of the NICE SmartCenter suite – addressing the needs of workforce optimization and helping organizations all over the world be more successful in increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448

Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.